UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.     )*

                       TOUCHSTONE SOFTWARE CORPORATION
                       -------------------------------
                              (Name of Issuer)


                                COMMON STOCK
                       ------------------------------
                       (Title of Class of Securities)


                                 891548 30 7
                               -------------
                               (CUSIP Number)


                                PAUL C. REMUS
             DEVINE, MILLIMET & BRANCH, PROFESSIONAL ASSOCIATION
                      111 AMHERST STREET, P.O. BOX 719
                            MANCHESTER, NH 03105
                               (603) 669-1000
----------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                               AUGUST 3, 1999
           -------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

      NAME OF REPORTING PERSON
1     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      PIERRE A. NARATH
      ----------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2     (a) [___]
      (b) [___]
      ----------------------------------------------------------------------

      SEC USE ONLY
3
      ----------------------------------------------------------------------

      SOURCE OF FUNDS
4
      00; PF
      ----------------------------------------------------------------------

      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5     PURSUANT TO ITEMS 2(d) or 2(e)

      ----------------------------------------------------------------------

      CITIZENSHIP OR PLACE OF ORGANIZATION
6
      U.S.A.
      ----------------------------------------------------------------------

                                               SOLE VOTING POWER
                                         7
NUMBER OF                                      2,805,000

SHARES                                   -----------------------------------

                                               SHARED VOTING POWER
BENEFICIALLY                             8

OWNED BY                                 -----------------------------------

                                               SOLE DISPOSITIVE POWER
EACH
                                         9
REPORTING                                      2,805,000
                                         -----------------------------------

PERSON                                         SHARED DISPOSITIVE POWER
                                         10
                                         -----------------------------------

      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,805,000
      ----------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

      ----------------------------------------------------------------------

      PERCENT OF CLASS PRESENTED BY AMOUNT IN ROW (11)
13
      24.7%
      ----------------------------------------------------------------------

14
      IN
      ----------------------------------------------------------------------


                        ITEM 1.  SECURITY AND ISSUER
                        ----------------------------

      This Schedule 13D relates to the Common Stock of Touchstone Software Corporation, a Delaware corporation (the "Company") whose principal executive offices are located at 1538 Turnpike Street, North Andover, Massachusetts 01845.

                      ITEM 2.  IDENTITY AND BACKGROUND
                      --------------------------------

      (a)   Name:      Pierre A. Narath

      (b)   Business Address:      1538 Turnpike Street
                                   North Andover, Massachusetts 01845

      (c) Present Principal Occupation: Mr. Narath is Chairman, President, CEO and a Director of the Company.

      (d) Mr. Narath has not, during the last five years, been convicted in a criminal proceeding.

      (e) Mr. Narath has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)   Citizenship:      U.S.A.

         ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
         ----------------------------------------------------------

      Effective as of the close of business on March 8, 1999, the Company acquired all of the issued and outstanding capital stock of Unicore Software, Inc. ("Unicore"). At the time of the acquisition, Unicore was privately owned by Pierre A. Narath, the Company's President and Chief Executive Officer and a member of the Company's Board of Directors, and Jason K. Rasa, who became a Vice President of the Company in connection with the acquisition.

      The former shareholders of Unicore received a total of $1,205,000 in cash and were entitled to receive an aggregate of 3,350,000 shares of the Company's common stock (2,680,000 for Mr. Narath and 670,000 for Mr. Raza) if the stockholders of the Company approved the issuance thereof at the Annual Meeting on July 30, 1999. The stockholders of the Company approved the issuance of the 3,350,000 shares of the Company's common stock at the Annual Meeting, and the said shares were issued on August 3, 1999.

                       ITEM 4.  PURPOSE OF TRANSACTION
                       -------------------------------

      The shares of common stock reported to be owned by Mr. Narath have all been acquired for investment purposes. With respect to the investment in the common stock, Mr. Narath does not have any present intentions or plans which relate to or would result in:

(a) The acquisition of additional securities of the Company or the disposition of securities of the Company, other than additional shares which may be purchased from time to time on the open market or through private purchases solely for investment purposes;

(b) An extraordinary corporate transaction, such as a merger, reorganization of liquidation, involving the Company or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e) Any material change in the present capitalization or dividend policy of the Company;

(f) Any other material change in the Company's business or corporate structure;

(g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

(j)   Any action similar to those enumerated above.

                ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
                ---------------------------------------------

(a) Mr. Narath is the beneficial owner of 2,805,000 shares of common stock of the Company, representing approximately 24.7% of the outstanding shares of common stock (based on 11,340,060 shares of common stock outstanding).

(b) Mr. Narath has sole voting power and sole dispositive power with respect to the 2,805,000 shares of common stock of the Company held by Mr. Narath.

(c) Within the 60 days preceding the date of this Schedule 13D, the only transactions in the common stock of the Company effected by Mr. Narath are described in the response to Item 3.

(d)   N/A

(e)   N/A

              ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS
          OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
          ---------------------------------------------------------

None.

                  ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
                  -----------------------------------------

None.

                                         SIGNATURE
                                         ---------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                         /s/  PIERRE A. NARATH
                                         ---------------------
                                              PIERRE A. NARATH